S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 5-06

          March 1, 2006

ADDITIONAL ACQUISITION RIGHTS - INCA PROJECT, CHILE

SAMEX (the “Company”) has signed a third letter of intent giving the Company the exclusive right to enter into an option agreement to acquire additional concessions located within the INCA project area (see “Inca Project – New Copper-Gold Opportunity In Chile” announced in news release 1-06 dated January 11, 2006).  The parties have until the end of April to conduct appropriate due diligence and complete a formal option agreement.  SAMEX has also completed additional staking in the INCA project area.

Due diligence related to previously announced letters of intent (news release 1-06 dated January 11, 2006) is progressing well and parties have mutually agreed to extend the date for executing formal option agreements until the end of March.

The INCA project is located 60 kilometers south of and within the same geologic belt as the El Salvador porphyry copper deposit and adjacent to the recent and on-going CODELCO drilling focused on a new discovery of porphyry-hosted copper mineralization just to the west of the INCA project area.  The geologic setting and features of the INCA project area suggest the possible presence of a coherent, extensive, copper-gold-molybdenum porphyry system at moderate depths beneath the numerous, small, historic oxide-copper mines scattered throughout the project area.

SAMEX’s objective is to explore beneath the mined areas and along the altered/mineralized zones to discover substantial porphyry-hosted deposits of enriched secondary copper-sulfide (chalcocite/covellite) and primary copper sulfide ores (chalcopyrite-bornite) with important gold and molybdenum credits.  Further information concerning the option/acquisition terms and technical aspects of exploration targets of the INCA project will be announced upon execution of formal option agreements.

“Robert E. Kell”

Vice President - Exploration

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP.  Mr. Kell is a “qualified person” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.